UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           HUTCHINSON TECHNOLOGY, INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   448407106
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                NOVEMBER 1, 2012
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  448407106

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power       1,323,075
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power  1,323,075
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned           1,323,075
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     5.5%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Hutchinson Technology, Inc. ("the company"), 40 West Highland Park Drive N.E., Hutchinson, MN 55350.


ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.


ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $2,832,522.95 have been used to effect the purchases. No part of the purchase price represents borrowed funds.


ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes. The reporting person characterizes himself as a "deep value" investor, and often looks for investment opportunities in what he sees as the most "unloved," neglected, and distressed areas of the marketplace. The reporting person considers himself a "contrarian" investor. He believes Hutchinson's stock price is significantly undervalued based primarily upon, as he sees it:

1) a misunderstanding in the marketplace about the very real potential for growth in unit volumes, for years to come, in hard disk drives/HDDs (based primarily upon expansion of "the cloud"), and the potential for suspension assembly unit growth to exceed that of the HDD market (based primarily upon the expectation of an ever increasing number of heads per drive). Such growth is expected, by many industry observers, to materially exceed the growth in the broader economy.

2) the expectation that Hutchinson will regain considerable market share over the fiscal year that just recently began, and that the volumes associated with those market share gains will allow the company to better cover its fixed costs, dramatically improving the company's gross margins

3) the expectation that Hutchinson will achieve improved financial results, as the market makes a major shift to the dual stage actuated (DSA) suspension assembly (a higher value-added offering, in which the company maintains a notable competitive edge), and the company gradually restores output at its lower cost Thai facility (which flooded in Sept. 2011)

4) the belief that the company has sufficient financial strength to provide the "runway" that will allow it to ramp up item #'s 2 and 3 above, allowing for the funding of current operating losses, in the mean time, as the company works toward profitability

5) the belief in management's long repeated statement that the company expects to be the lowest cost producer, globally, of suspension assemblies, with its strategic and operational moves of the last few years (Thai facility, TSA+, significant cost reductions)

6) the common stock's steep trading discount to: 1) book value, 2) historical earnings, and 3) historical trading prices...along with the reporting person's specifically anticipated timing of the current "new product" and "new program" cycle ramp up

7) the quality, caliber, continuity, and stability of the company's executive management, the intellectual and intangible assets of the company, its proprietary "know-how"...and a nearly 50 year history of being the technology leader in its field. (The reporting person believes that the company would be very difficult for a third party to recreate, from "whole cloth," which provides significant "barriers to entry.")

8) the broad based insider open market buying of common stock over the last year or so, including two key management figures who increased their holdings by a factor of roughly 3 or 4 times over.

     The reporting person believes Hutchinson is in a position where the significant losses of the last several years could be staunched, before long, and the company could realize a major turnaround. The reporting person believes that the next 4 or so quarters will be a "major test" for the company, and its management. That is, while the reporting person has a high level of confidence in management, and wishes to see its plans for the suspension assembly division unfold...should the outsized improvements that the reporting person expects somehow NOT materialize, average selling prices
(ASPs) for suspension assemblies NOT materially increase, and the company NOT return to a bottom line quarterly profit by no later than the 4th quarter of fiscal 2013, the reporting person believes the company will need to, at that time, explore any and all alternatives for maximizing shareholder value.

     Finally, the reporting person believes the company should explore a sale of the BioMeasurement division. He believes that the division would be more valuable to a firm specializing in marketing developmental stage medical products. The reporting person believes that the division damages the company's overall image in the investment community, because, 1) the company has been trying to market the division's InSpectra product for 10 years now, with sales aggregating a miniscule $11.4 million over that entire time period,
2) the division has lost a staggering $154 million from operations, in aggregate, since 2000, and, even with recent cost reductions, still lost an unacceptable $5 million in fiscal 2012, 3) rightly or wrongly, the impression is created on "the Street" that management doesn't know how to "let go of its baby," and 4) the division has been a distraction from management's need to focus on the company's core suspension assembly business, in which it has lost a significant amount of market share, over the last decade or more.

     The reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.

     Other than as indicated above, the reporting person has no plans or proposals which relate to, or could result in, any matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on November 12, 2012, the reporting person has sole voting and dispositive power over 1,323,075 shares of the company's common stock. According to the company's most recently filed Form 10-Q, as of July 30, 2012, there were 23,868,499 common shares outstanding. The reporting person is therefore deemed to own 5.5% of the company's common stock. Transactions effected by the reporting person, in the 60 days prior to the November 1, 2012 "trigger" date, were performed in ordinary brokerage transactions, and are indicated as follows:

09/04/12  bought 5000 shares @ $1.63
09/04/12  sold 5000 shares @ $1.68
09/05/12  bought 200 shares @ $1.63
09/06/12  bought 25,000 shares @ $1.70
09/10/12  bought 10,000 shares @ $1.675
09/11/12  bought 45,399 shares @ $1.70
09/12/12  bought 14,300 shares @ $1.733
09/13/12  bought 11,800 shares @ $1.719
09/14/12  bought 50,243 shares @ $1.716
09/18/12  bought 91,985 shares @ $1.628
09/20/12  bought 5000 shares @ $1.63
09/21/12  bought 7100 shares @ $1.649
09/24/12  bought 900 shares @ $1.64
09/25/12  bought 6152 shares @ $1.64
09/26/12  bought 3717 shares @ $1.637
09/27/12  bought 9008 shares @ $1.63
09/28/12  sold 20,200 shares @ $1.763
10/02/12  bought 25,000 shares @ $1.709
10/03/12  bought 6800 shares @ $1.716
10/05/12  bought 11,935 shares @ $1.71
10/08/12  bought 15,000 shares @ $1.739
10/09/12  bought 14,800 shares @ $1.737
10/10/12  bought 24,320 shares @ $1.654
10/11/12  bought 10,000 shares @ $1.615
10/12/12  bought 21,620 shares @ $1.537
10/15/12  bought 600 shares @ $1.52
10/16/12  bought 47,230 shares @ $1.514
10/17/12  bought 8400 shares @ $1.541
10/18/12  bought 26,339 shares @ $1.551
10/19/12  bought 25,400 shares @ $1.536
10/22/12  sold 5000 shares @ $1.479*
          *trade placed in error--was meant to be placed as a buy order 10/25/12 bought 13,800 shares @ $1.451
10/26/12  bought 5000 shares @ $1.41
10/31/12  bought 5000 shares @ $1.37
11/01/12  bought 39,750 shares @ $1.445
11/02/12  bought 38,600 shares @ $1.464
11/06/12  bought 44,164 shares @ $1.449
11/12/12  bought 11,100 shares @ $1.488


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable


ITEM 7.  Material to be Filed as Exhibits

Exhibit #1:  Letter dated November 12, 2012 to the Board of Directors.


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  11/12/12
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor